

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Michael S. Ciskowski
Principal Financial and Accounting Officer
Valero Energy Corporation
One Valero Way
San Antonio, TX 78249

      Re: **Valero Energy Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             File No. 1-13175

Dear Mr. Ciskowski:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director